                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                            CHARTWELL RE CORPORATION
                                (Name of Issuer)

                     Common Stock par value, $.01 per share
                         (Title of Class of Securities)

                                    16139W109
                                 (CUSIP Number)

                             Stephen M. Davis, Esq.
                               Werbel & Carnelutti
                           A Professional Corporation

           711 Fifth Avenue, New York, New York 10022, (212) 832-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 12, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















                               Page 1 of 10 Pages

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 16139W109                                    Page 2 of 10 Pages
-------------------                                    ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     The SC Fundamental Value Fund, L.P.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                 (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     171,825
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     171,825
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     171,825
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.8%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     PN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 16139W109                                    Page 3 of 10 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     SC Fundamental Value BVI, Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [x]
                                                                 (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
     149,575
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
          0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     149,575
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     149,575
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.6%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 16139W109                                    Page 4 of 10 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     SC Fundamental Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [x]
                                                                 (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     171,825
----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     171,825
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     171,825
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.8%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 16139W109                                    Page 5 of 10 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Gary N. Siegler
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     321,400
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     321,400
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     321,400
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 16139W109                                    Page 6 of 10 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Peter M. Collery
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     321,400
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     321,400
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     321,400
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                                  Page 7 of 10 Pages
                         AMENDMENT NO.1
                              TO
                         SCHEDULE 13D

          The Reporting Persons, consisting of the SC Fundamental Value Fund, L.P. ("Fund"), SC Fundamental Value BVI, Inc. ("BVI, Inc."), SC Fundamental, Inc. ("SC"), Gary N. Siegler ("Siegler") and Peter M. Collery ("Collery") hereby amend their Schedule 13D relating to the Common Stock of Chartwell Re Corporation as set forth below.

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on July 9, 1998, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate 321,400 shares of the Issuer's Common Stock which constitutes 3.3% of the outstanding Shares (based upon the number of Shares that were reported to be outstanding in the Issuer's 10-Q as of March 31, 1998). Siegler and Collery, by virtue of their status as controlling stockholders of SC and BVI Inc. may be deemed to own beneficially the Shares which SC, BVI Inc. and Fund are deemed to beneficially own. By virtue of BVI Inc.'s role as managing general partner of the investment manager of BVI Ltd., BVI Inc. may be deemed to beneficially own the Shares which BVI Ltd. beneficially owns. Siegler and Collery disclaim beneficial ownership of such Shares and such percentage ownership of the Issuer's Common Stock for any and all purposes.

==============================================================================
        Name             Shares of Common Stock             Percentage
-----------------------------------------------------------------------------
SC Fundamental Inc.           171,825                           1.8%
-----------------------------------------------------------------------------
The SC Fundamental
Value Fund, L.P.              171,825                           1.8%
-----------------------------------------------------------------------------
SC Fundamental Value
BVI, Inc.                     149,575                           1.6%
-----------------------------------------------------------------------------
Gary N. Siegler               321,400                           3.3%
-----------------------------------------------------------------------------
Peter M. Collery              321,400                           3.3%
==============================================================================

       (b) Each of SC, Fund and BVI Inc. has the sole or shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of the Issuer's Common Stock of which it is deemed the beneficial owner. Siegler and Collery may be deemed to share with SC, Fund and BVI, Inc. such powers with respect to the shares of the Issuer's Common Stock of which SC, Fund and BVI, Inc. beneficially own.

                                                  Page 8 of 10 Pages

       (c) The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) during the past sixty days. Unless otherwise noted, each of the transactions set forth below reflects a sale effected through means of over-the-counter trading.

                                              BVI, Inc.
                     Price Per                on behalf
       Trade Date    Share ($)       Fund     of BVI Ltd.
       ------------------------------------------------------
       5/28/98         29.625         5,115        4,885
       ------------------------------------------------------
       5/29/98         29.663         4,130        4,170
       ------------------------------------------------------
       6/04/98         29.125         3,450        3,350
       ------------------------------------------------------
       6/12/98         29.000           670       15,030
       ------------------------------------------------------
       6/16/98         29.000        13,080       12,420
       ------------------------------------------------------
       6/17/98         29.000         3,740        3,560
       ------------------------------------------------------
       6/18/98         29.000           410          390
       ------------------------------------------------------
       6/19/98         29.000           410          390
       ------------------------------------------------------
       6/22/98         29.000        14,870       14,130
       ------------------------------------------------------
       6/25/98         29.432         3,740        3,560
       ------------------------------------------------------
       6/26/98         29.625         3,820        2,680
       ------------------------------------------------------
       6/29/98         29.469         3,950        3,750
       ------------------------------------------------------
       6/29/98         29.625         1,130        1,070
       ------------------------------------------------------
       6/30/98         29.500         9,440        8,960
       ------------------------------------------------------
       7/01/98         29.500        13,300       12,700
       ------------------------------------------------------
       7/02/98         29.106        14,490       13,910
       ------------------------------------------------------

       -----------

       (d) To the best of Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which Reporting Persons may be deemed to own beneficially.

                                                      Page 9 of 10 Pages


       (e) On June 12, 1998, the Reporting Persons, in the aggregate, ceased to be the beneficial owners of five percent or more of the Issuer's Common Stock. This Amendment No. 1 is therefore, a final filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

          None.

                                             Page 10 of 10 Pages

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 1998


SC FUNDAMENTAL INC.


  By:  /s/ Peter M. Collery
---------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery
Vice President*

THE SC FUNDAMENTAL VALUE FUND, L.P.

  By:  SC FUNDAMENTAL INC.


  By:  /s/ Peter M. Collery
----------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery
Vice President*

SC FUNDAMENTAL VALUE BVI, INC.


  By:  /s/ Peter M. Collery
----------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery
Vice President*


/s/ Gary N. Siegler
---------------------------------
Neil H. Koffler as Attorney-in-Fact
for Gary N. Siegler*

/s/ Peter M. Collery
---------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery*

*Executed by Neil H. Koffler as Attorney-In-Fact for Peter M. Collery and Gary
N. Siegler. The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference. 122702